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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3


              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            LITTLE SWITZERLAND, INC.
                            ------------------------
                              (Name of the Issuer)

                            LITTLE SWITZERLAND, INC.
                            ------------------------
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   537528-10-1
                                   -----------
                      (CUSIP Number of Class of Securities)

                              Robert L. Baumgardner
                            Little Switzerland, Inc.
                                 161-B Crown Bay
                           St. Thomas, U.S.V.I. 00802
                                 (340) 776-2010
      ---------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                 With a copy to:

                              Jack P. Jackson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036


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This statement is filed in connection with (check the appropriate box):

a. /_/ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b. /_/ The filing of a registration statement under the Securities Act of 1933.
c.       /X/  A tender offer.
d.       /_/  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /_/

Check the following box if the filing is a final amendment reporting the results of the transaction: /_/

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation                              Amount of Filing Fee
                N/A                                               N/A
--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. /_/

Amount Previously Paid:  $2,405.22                 Filing Party:  TSAC Corp.

Form or Registration No.: Schedule 13E-3           Date Filed:  August 15, 2002

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         This Schedule 13E-3 relates to the tender offer by TSAC Corp. (the
"Purchaser"), an indirect, wholly owned subsidiary of Tiffany & Co. ("Tiffany"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc. (the "Company") which are not currently owned by the Purchaser, Tiffany or its wholly owned subsidiary, Tiffany & Co. International ("Tiffany International"), or Seymour Holtzman, Jewelcor Management, Inc. and certain other affiliates of Seymour Holtzman (collectively, the "Holtzmans"), at a purchase price of $2.40 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The Purchaser, Tiffany and Tiffany International may sometimes be collectively referred to in this Schedule 13E-3 as "Tiffany."

         The Purchaser filed a Schedule TO Tender Offer Statement (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on August 15, 2002, which includes the Offer to Purchase as an exhibit. The Purchaser filed amendments to the Schedule TO on August 29, 2002 and September 5, 2002. A copy of the Schedule TO, as amended, is attached hereto as Exhibit (a)(1). The Offer to Purchase and the Schedule TO, each as amended, are hereby expressly incorporated herein by reference.

         The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") on August 29, 2002. The Company is filing an amendment to the Schedule 14D-9 concurrently herewith. A copy of the Schedule 14D-9, as amended, is attached hereto as Exhibit (a)(4). The Schedule 14D-9, as amended, is hereby expressly incorporated herein by reference.

         The Company filed its Annual Report for its fiscal year ended May 25, 2002 (the "2002 Annual Report") on August 26, 2002. A copy of the 2002 Annual Report is attached hereto as Exhibit (a)(6). The 2002 Annual Report is hereby expressly incorporated herein by reference.

         The Company filed its Annual Report for its fiscal year ended May 26, 2001 (the "2001 Annual Report") on September 10, 2001. A copy of the 2001 Annual Report is attached hereto as Exhibit (a)(7). The 2001 Annual Report is hereby expressly incorporated herein by reference.

         Unless otherwise noted herein, all information contained in this
Schedule 13E-3 or incorporated herein by reference concerning (i) the Purchaser, Tiffany, Tiffany International or their affiliates, and (ii) the Holtzmans, or actions or events with respect to any of them, was obtained from reports or statements filed by Tiffany with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.


ITEM 1. SUMMARY TERM SHEET.

         The information contained in the section of the Offer to Purchase entitled "Summary Term Sheet" is hereby incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.

          (a)-(b) The information contained in the section of the Schedule 14D-9 entitled "Item 1. Subject Company Information" is hereby incorporated herein by reference.
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         (c)-(d) The information contained in the section of the Offer to
Purchase entitled "The Offer - Price Range of Shares; Dividends" is hereby incorporated herein by reference.

         (e) The Company has not made any underwritten public offering of Shares during the past three years.

         (f) The information contained in the section of the Offer to Purchase entitled "Special Factors - Certain Related Party Transactions - Agreements Relating to Tiffany's Initial Investment in Little Switzerland" is hereby incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information contained in the section of the Schedule 14D-9 entitled "Item 1. Subject Company Information" is hereby incorporated herein by reference.

         (b) and (c) Not applicable.


ITEM 4. TERMS OF THE TRANSACTION.

          (a)(1) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer" is hereby incorporated herein by reference.

         (a)(2)  Not applicable.

         (c) Not applicable.

         (d) The information contained in the section of the Offer to Purchase entitled "The Offer - Merger; Appraisal Rights; Rule 13e-3" is hereby incorporated herein by reference.

         (e) Not applicable.

         (f) Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a)(1) The information contained in the section of the Schedule 14D-9 entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements," in the section of the 2002 Annual Report entitled "Recent Developments" and in the sections of the Offer to Purchase entitled "Special Factors - Tiffany Ownership and Operating Relationships with Little Switzerland" and "Special Factors - Certain Related Party Transactions" is hereby incorporated herein by reference.

         (a)(2), (b), (c) Certain significant corporate events, negotiations and contracts are described in the 2001 Annual Report and 2002 Annual Report under the following headings: "Recent Developments," "Directors and Executive
Officers of the Registrant," "Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and
Related Transactions." These sections are incorporated herein by reference.
The information contained in the sections of the Schedule 14D-9 entitled
"Item 2. Identity and Background of Filing Person," "Item 3. Past Contacts, Transactions, Negotiations and Agreements," "Item 4. The Solicitation or Recommendation" and "Item 5. Persons/Assets Retained, Employed, Compensated or Used" and in the sections of the Offer to Purchase entitled "Special
Factors - Tiffany Ownership and Operating Relationships with Little Switzerland," "Special Factors - Certain Related

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Party Transactions," Operating Agreements" and "Agreements Relating to Tiffany's
Initial Investment in Little Switzerland" is hereby incorporated herein by reference.

         (e) The information contained in the sections of the Schedule 14D-9 entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" and "The Offer - Merger; Appraisal Rights; Rule 13e-3" is hereby incorporated herein by reference.

         (c)(1)-(8) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," and "The Offer - Merger; Appraisal Rights; Rule 13e-3" and "The Offer - Dividends and Distributions" is hereby incorporated herein by reference.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," and "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" is hereby incorporated herein by reference.

         (d) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," "The Offer - Merger; Appraisal Rights; Rule 13e-3" "The Offer - Certain Federal Income Tax Consequences of the Offer," "The Offer - Dividends and Distributions," "The Offer - Certain Legal Matters" and "The Offer - Certain Effects of the Offer" is hereby incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a), (b) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" and in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors - Background of the Offer," "Special Factors - Purchaser's, International's and Tiffany's Position Regarding the Fairness of the Offer and the Merger" and "The Offer - Certain Information Concerning Little Switzerland" is hereby incorporated herein by reference.

         (c) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction" and "The Offer - Terms of the Offer" is hereby incorporated herein by reference.


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         (d) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.

         (e) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.

         (f) No other firm offers to acquire the Company were received during the past two years.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) The information contained in the sections of the Schedule
14D-9 entitled "Item 4. The Solicitation or Recommendation," "Item 5. Persons/Assets Retained, Employed, Compensated or Used" and in Exhibit (c)(1) to the Schedule 14D-9 and in the sections of the Offer to Purchase entitled "Special Factors - Purchaser's, International's and Tiffany's Position Regarding the Fairness of the Offer and the Merger" and "The Offer - Certain Information Concerning Little Switzerland" is hereby incorporated herein by reference.

         The Schedule 14D-9 and the Opinion of Ryan, Beck & Co. LLC attached as an exhibit thereto will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or such equity security holder's representative who has been so designated in writing.


ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a), (b) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer - Source and Amount of Funds" is hereby incorporated herein by reference.

         (c) The information contained in the section of the Offer to Purchase entitled "The Offer - Fees and Expenses" and in the Schedule 14D-9 in "Item 3. Past Contracts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

         (d)(1),(2) The information contained in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer - Source and Amount of Funds" is hereby incorporated herein by reference.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) The information contained in the section of the 2002 Annual Report entitled "Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

         (b) The information contained in the section of the Schedule 14D-9 entitled "Item 6. Interest in Securities of the Subject Company" is hereby incorporated herein by reference.


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ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d), (e) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" and in the section of the Offer to Purchase entitled "Special Factors - Purchaser's, International's and Tiffany's Position Regarding the Fairness of the Offer and the Merger" is hereby incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.

         (a) The information contained in the section of the Offer to Purchase entitled "The Offer - Certain Information Concerning Little Switzerland" is hereby incorporated herein by reference. In addition, the Company's Consolidated Financial Statements beginning on page 23 of the 2002 Annual Report are hereby incorporated herein by reference.

         (b) Not applicable.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information contained in the section of the Schedule 14D-9 entitled "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is hereby incorporated herein by reference.

         (b) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

         (b) The information contained in the Schedule 14D-9, including all exhibits, schedules and annexes thereto, is hereby incorporated herein by reference.


ITEM 16. EXHIBITS.


                                  EXHIBIT INDEX

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Exhibit (a)(1)    Offer to Purchase by the Purchaser on Schedule TO, filed with the Securities and Exchange Commission (the "SEC") on August
                  15, 2002 (incorporated by reference herein).
--------------------------------------------------------------------------------
Exhibit (a)(2)    Amendment to Offer to Purchase by the Purchaser on Schedule
                  TO, filed with the SEC on August 29, 2002 (incorporated by reference herein).
--------------------------------------------------------------------------------
Exhibit (a)(3)    Amendment to Offer to Purchase by the Purchaser on Schedule
                  TO, filed with the SEC on September 5, 2002 (incorporated by reference herein).
--------------------------------------------------------------------------------
Exhibit (a)(4)    The Company's Solicitation/Recommendation Statement on
                  Schedule 14D-9, filed with the SEC on August 29, 2002
                  (incorporated by reference herein).
--------------------------------------------------------------------------------
Exhibit (a)(5)    Amendment to the Company's Solicitation/Recommendation
                  Statement on Schedule 14D-9, filed with the SEC concurrently herewith (incorporated by reference herein).
--------------------------------------------------------------------------------
Exhibit (a)(6)    The Company's 2002 Annual Report on Form 10-K, filed with the
                  SEC on August 26, 2002 (incorporated by reference herein).
--------------------------------------------------------------------------------
Exhibit (a)(7)    The Company's 2001 Annual Report on Form 10-K, filed with the
                  SEC on September 10, 2001 (incorporated by reference herein).
--------------------------------------------------------------------------------
Exhibit (c)(1)    Report of Ryan, Beck to the Special Committee, dated
                  August 23, 2002
--------------------------------------------------------------------------------

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Little Switzerland, Inc.


                            By: /s/ Robert L. Baumgardner
                               -----------------------------
                                    Robert L. Baumgardner
                                    Chief Executive Officer
                                    and Director


Dated:  September 13, 2002